SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

C.N.P.J 02.558.144/0001-93 - N.I.R.E. nº 29300023892

(Publicly-held Company)

MINUTES OF THE SPECIAL MEETING OF SHAREHOLDERS OF TELE LESTE CELULAR PARTICIPAÇÕES S.A., HELD ON JULY 19, 2005.

1.  DATE, TIME AND PLACE: Meeting convened and held on July 19, 2005, at 02:00 p.m., on Rua Silveira Martins n.º 1036, módulo 1, térreo, Cabula, Salvador-BA.

2. CALLING: First call notice published in Bahia State Official Gazette on July 02, 05 and 06, 2005 (pages 2, 2 and 3, respectively), "A Tarde" newspaper, on July 02, 04 and 05, 2005 (pages 19, 13 and 16, respectively), and in "Gazeta Mercantil" newspaper, on July 04, 05 and 06, 2005 (pages A-7, C-5 and C-7, respectively).

3.  AGENDA:

(1) to approve the transfer of the company's head-office to Rio de Janeiro/RJ, at Praia de Botafogo, nº 501, 7º andar – parte, Torre Corcovado, Zip Code 22250-040, and consequently to amend article 3 of the Bylaws to: "Art. 3 – The Company has its head-office in the city of Rio de Janeiro, State of Rio de Janeiro, and is authorized, by decision of the Executive Committee, to open and close branches, agencies, offices, departments and representation offices in any part of the domestic territory or abroad."; and

(2) as a result of the resignation of several members of the Board of Directors of the company and because said body was elected in conformity with the article 141 of Law 6404/76, to elect a new Board of Directors.

4.  ATTENDANCE: Meeting attended by shareholders representing more than two thirds (2/3) of the voting capital, as evidenced by the records and signatures appearing in the Shareholders Attendance Book.

5. CHAIRMANSHIP OF THE MEETING : Eliana Helena de Gregório Ambrosio Chimenti – Chairman, and Simone Wilches Braga – Secretary

6  INSTATEMENT : Starting with the works of the meeting, the Chairman explained that the minutes of the meeting would be drawn-up in summary form, containing just a transcription of the resolutions made, as provided for in article 130, § 1 of the Stock Corporations Act, informed that the documents or proposals, or declarations of vote or dissenting vote regarding the matters to be resolved on should be presented, in writing, to the Chairmanship of the Meeting which, for such purpose, would be represented by the Secretary of the Meeting.

7. RESOLUTIONS:

7.1. As for item " 1" of the agenda, the matter was submitted to the Meeting for evaluation, with the representative of the majority shareholder having agreed to the transfer of the head-office, provided that the same was transferred to the capital of São Paulo State . Accordingly, notwithstanding what had been previously informed and, having in consideration that the other shareholders agreed to the transfer of the head-office to São Paulo , the matter was approved by unanimous vote of the attendees, whereby it has been resolved to amend the wording of article 3 of the Bylaws, which shall hereinafter read as follows: "Art. 3 – The Company has its head-office in the City of São Paulo , State of São Paulo, and is authorized, by decision of the Executive Committee, to open and close branches, agencies, offices, departments and representation offices in any part of the domestic territory or abroad".

7.2 . As for item " 2 " of the agenda, which related to the election of the members of the Board of Directors of the Company, in face of the resignation of several of its members, and due to the fact that this body has been elected in accordance to the procedure set forth in article 141, of Law 6404/76, as provided for in paragraph 3 of the referred article 141 of Law 6404/76, the Chairman of the Meeting informed that, pursuant to the provisions in the Call Notice the minimum percentage interest in the voting capital required for request of the multiple vote for election of members of the Board of Directors was five per cent (5%), with no shareholder having exercised the adoption of such procedure with the minimum advance of 48 hours required by law. It has been further determined that the minority shareholders attending the meeting did not represent 15% of the total voting shares. No independent preferred shareholders attended the meeting. Therefore, the following members have been reelected to the Board of Directors of the Company by unanimous vote of the shareholders who attended the meeting, with abstention from voting of those prevented by law to do so: Messrs. Felix Pablo Ivorra Cano , Spanish, married, engineer, holder of RNE nº V250982-E, enrolled with the CPF under nº 055.076.307-47, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Praia de Botafogo, nº 501/8º andar, Torre Corcovado, Botafogo, Rio de Janeiro - RJ; Fernando Xavier Ferreira , Brazilian, married, engineer, holder of identification card n.º 585.363 SSP/PR, enrolled with the CPF under n.º 142.144.239-68, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Martiniano de Carvalho, 851,21º andar, ity of São Paulo, State of São Paulo; Carlos Manuel de Lucena e Vasconcelos Cruz , Portuguese, married, business manager, holder of Portuguese passport n.º E 197.204, valid until 07.19.2003, enrolled with the C.P.F./M.F. under n.º 227.739.558-70, resident and domiciled in Portugal, at Quinta Patino, à Av. da República, 1910, Lote 12, Alcoitão; and Ignacio Aller Mallo , Spanish, married, business manager, holder of Spanish passaport nº Q666192, valid until 03.03.2013, resident and domiciled in Spain, Calle Goya, 24, Madrid. The following members have been elected to the Board of Directors of the Company: Messrs. Luis Paulo Reis Cocco , Portuguese, married, business manager, holder of Portuguese passport nº H180507, valid until 01.04.2015, enrolled with the CPF/MF under nº 059.830.307-36, resident and domiciled in the City of Lisbon, Portugal, with business address at Avenida Fontes Pereira de Melo, nº 40, 1069-300, City of Lisboa, Portugal; Shakhaf Wine , Brazilian, married, economist, holder of identification card nº 07.140.616-9, IFP/RJ, enrolled with the CPF/MF under nº 018.755.347-50, resident and domiciled in the Capital of Rio de Janeiro State and with business address at Praia de Botafogo, 501, 7º andar, Torre Corcovado, Rio de Janeiro-RJ; Luiz Kaufmann , Brazilian, married, mechanical engineer, holder of identification card nº 7.162.266, SSP/PR, enrolled with the CPF/MF under nº 036.200.699-72, with business address at Rua Funchal 263, conjunto 44, São Paulo - SP; Henri Philippe Reichstul , Brazilian, married economist, holder of identification card nº 3.798.203, SSP-SP, enrolled with the CPF/MF under nº 001.072.248-36, resident and domiciled in the Capital of the State of São Paulo, with business address at Rua dos Pinheiros 870, 20º andar, cj. 201 and 202, Pinheiros, São Paulo - SP and Antonio Gonçalves de Oliveira , Brazilian, married, sociologist, resident at Rua Domingos Cordeiro, 76, Morumbi – SP/SP - CEP 05688-070, holder of identification card nº 3074227-4 SSP/SP and enrolled with the CPF/MF under nº 050.148.678-04. The Board Members reelected and elected herein shall complete the term of office in course, that is, until the 2006 General Meeting of Shareholders. It is also recorded that controlling shareholder Sudestecel Participações S.A. has obtained from the members herein nominated the information that they are able to sign the statement required in CVM Instruction nº 367/2002 and that they are undertaken to provide such signed statement at the time of their signing of the Instrument of Investiture. As set forth in §2 of article 146 of Law 6404/76 (as amended by Law 10.303/2001), the investiture of the Members of the Board of Directors residing or domiciled abroad shall be conditioned upon their appointment of an attorney residing in Brazil .

8  APPROVAL AND SIGNATURES : After the matters of the agenda were voted, the minutes were read, approved and signed by the attendees.

Signatures : Eliana Chimenti – Chairman; Simone Wilches Braga – Secretary of the Meeting; Sudestecel Participações Ltda. - by Eliana Helena de Gregório Ambrosio Chimenti; Brasilcel N.V. - by Simone Wilches Braga; Tagilo Participações Ltda . – by Simone Wilches Braga; Avista Participações Ltda . - by Simone Wilches Braga; MLC Limited and NCIT – Capital International - Emerging Markets Share Trust – by George Washington Tenório Marcelino.

It is hereby declared, for all purposes of law, that this is a faithful copy of the minutes that were drawn-up in the proper Book.

Eliana Helena de Gregório Ambrosio Chimenti Chairman of the Meeting OAB/SP nº 78.233	Simone Wilches Braga Secretary of the Meeting OAB/RJ nº 97.249

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:August 01, 2005

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.